

December 23, 2010

Kenneth S. Klein, President
Klein Retail Centers, Inc.
330 Intertech Parkway
3rd Floor
Angola, IN 46703

> **Re:** **Klein Retail Centers, Inc.**
> **Amendment No. 17 to Form S-11**
> **Filed December 9, 2010**
> **Amendment No. 18 to Form S-11**
> **Filed December 15, 2010**
> **File No. 333-157962**

Dear Mr. Klein:

We have reviewed Amendment Nos. 17 and 18 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Please note that the page numbers included below are references to the pages in your EDGAR filing.

Risk Factors, page 7

1.   We note that in Note 7 to the financial statements you disclose that you are out of compliance with certain covenants within the loan agreement. Further, we note that the lender has the option of immediately accelerating the due date of the loan. Please add a risk factor to address the risks presented by this situation.

Current Operations, page 22

2.   Please update the disclosure in this section through September 30, 2010. Please make similar revisions to your disclosure on page 25.

Management Discussion and Analysis …, page 36

3.   The disclosure in the introductory narrative of this section should provide insight into the material opportunities, challenges, and risks, such as those presented by known material trends and uncertainties, on which your executive officers are most focused. In addition, it should discuss the actions management is taking to address these opportunities, challenges, and risks and the performance indicators (financial and non-financial) that management uses to manage/assess your business and that would be important to investors. We note that in Note 7 to the financial statements you disclose that you are out of compliance with certain covenants within the loan agreement. Further, we note that the lender has the option of immediately accelerating the due date of the loan. Please update your disclosure in this section to address the impact this may have on you and the steps management is taking to address this matter. Refer to Release No. 33-8350 (Dec. 19, 2003).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla at (202)551-3414 or Cicely LaMothe, Accounting Branch Chief, at (202)551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Lee W. Cassidy (*via facsimile*)
     Robert J. Philipp, Esq. (*via facsimile*)